

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

Via E-mail
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209

> **Re: Ballantyne Strong, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 26, 2015 By Fundamental Global Investors, LLC, Fundamental Global Partners, LP, Fundamental Global Partners Master Fund, LP, Fundamental Global Partners GP, LLC, FG Partners GP, LLC, D. Kyle Cerminara, Lewis M. Johnson, Joseph H Moglia, Caralyn B. Brace, William J. Gerber, Russel R. Heiser, Charles T. Lanktree, Robert J. Marino, Robert J. Roschman**
> **File No. 001-13906**

Dear Mr. Cerminara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filing or by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and your response to these comments, we may have additional comments.

General

1.   Please confirm that the Company will post its proxy materials on a specified, publically accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explain how to access those materials. Refer to Exchange Act Rule 14a-16.

2.   Please ensure that each statement or assertion of opinion or belief set forth in your proxy materials is characterized as such, and that a reasonable basis for each such opinion or

belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion or belief and/or which require support:

- Your assertion that the Board was "slow to take action" in adding Mr. Cerminara and others to the Board; and
- Your statement that the Company's two acquisitions completed in 2013 were "in completely new markets for the company, and the most significant of these acquisitions appears not to be a success."

<u>Why we are Soliciting Proxies, page 11</u>

3.   Revise your disclosure to explain what you mean when you state that you are soliciting proxies to "actively lead [BTN] in a new direction." Please also expand your disclosure in the second paragraph of page 13 to describe what "detailed requirements" and "intensive due diligence procedures" you have for pursuing acquisitions.

<u>How to Provide a Proxy to us, page 21</u>

4.   We note the proxy holders reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the proxy holders identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

<u>Solicitation of Proxies, page 26</u>

5.   We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

6.   Fundamental Global refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We note that Fundamental Global is relying upon Rule 14a-5(c) to refer to this information. Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Derek D. Bork, Esq.
        Thompson Hine